LEGAL & COMPLIANCE, LLC

laura aNTHONy, esquire STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

February 19, 2013

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Compliance Systems Corporation
Amendment No. 1 to Form 8-K
Filed January 22, 2013
File No. 000-54007

Dear Mr. Spirgel:

Compliance Systems Corporation (the “Registrant”) hereby requests an extension through and including February 26, 2013 to file Amendment No. 2 to the above-referenced Form 8-K and respond to your comment letter to Barry Brookstein dated January 29, 2013. The Registrant is in the process of signing its definitive long form agreement with Boylesports and requires additional time to summarize and add updated disclosures regarding this agreement.

We appreciate your courtesy in this matter.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832